SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Thomas J. Mullin, Esq.

Executive Vice President and

General Counsel

Constellation Brands, Inc.

370 Woodcliff Drive

Suite 300

Fairport, New York 14450

(585) 218-3650

With a copy to:

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Constellation Brands, Inc. 16-0716709
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 157639105	Page 3 of 6

This statement constitutes Amendment No. 10 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Constellation Brands, Inc., a Delaware corporation (“Constellation”) on May 17, 2004 (the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Capitalized terms not otherwise defined herein shall have the respective meaning ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On December 13, 2004, the Issuer announced that it had received an acquisition proposal from Diageo North America, Inc. (“Diageo”) to acquire the Issuer in a transaction in which the shareholders of the Issuer would receive $13.75 per share in cash plus continued wine benefits in exchange for their existing shares of Common Stock of the Issuer.

On December 17, 2004, Constellation and the other Principals entered into a consent and waiver agreement for the benefit of Diageo, Double Wines, Inc. and the Issuer (“Consent and Waiver Agreement”). A copy of the Consent and Waiver Agreement is annexed hereto as Exhibit 17 and incorporated herein by reference. Pursuant to the Consent and Waiver Agreement the parties agreed that in consideration of Diageo making an irrevocable offer to enter into a transaction whereby each share of Common Stock of the Issuer will be converted into the right to receive $14.25 per share in cash (the “Amended Diageo Proposal”), (i) DBR and Merger Sub permits, and consents to, Diageo making the Amended Diageo Proposal, and

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waives any and all rights it may have under Sections 4.4(b) or 4.4(c) of the Definitive Merger Agreement or otherwise in connection with the Amended Diageo Proposal to receive notice of the Amended Diageo Proposal and/or to propose adjustments to the terms and conditions of the Definitive Merger Agreement that would cause the Amended Diageo Proposal to no longer be a Superior Proposal, (ii) each of the Principals and Merger Sub waives any and all rights it may have against the Issuer and Diageo in connection or relating to (1) the efforts by the Principals and Merger Sub to acquire the Issuer or (2) the negotiation and execution of the merger agreement memorializing the Amended Diageo Proposal (the “Diageo Merger Agreement”); provided, however, that (A) DBR does not waive its rights pursuant to Sections 4.6 and 6.2 of the Definitive Merger Agreement or (ii) its rights to receive the merger consideration in connection with any merger contemplated by the Amended Diageo Proposal with respect to the shares of Common Stock owned directly or indirectly by it, and (B) no party waives any rights pursuant to any commercial arrangements not arising out of or related to the Definitive Merger Agreement or the AEJV, (iii) DBR confirms, acknowledges and agrees that its obligations pursuant to Section 6.2(c) of the Definitive Merger Agreement are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the Definitive Merger Agreement and/or the AEJV in connection with any determination by the Issuer to enter into a transaction with Diageo or any of its affiliates and, until such time as the Diageo Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of Diageo, (iv) the Principals confirm, acknowledge and agree that their obligations pursuant to the Confidentiality Agreement have not been amended or modified in any respect, are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the Definitive Merger Agreement and/or the AEJV and, until such

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time as the Diageo Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of Diageo, and (v) the Principals agree, until such time as the Diageo Merger Agreement has been terminated, that Diageo can directly enforce any or all of the Issuer’s rights under the respective Confidentiality Agreement between it and the Issuer.

On December 18, 2004, the Issuer delivered to DBR a termination notice pursuant to which the Issuer terminated the Definitive Merger Agreement effective immediately. Pursuant to the terms of the AEJV, upon the termination of the Definitive Merger Agreement, the Principals’ obligations to consummate the transactions contemplated thereunder were also immediately terminated. The Principals remain in discussion regarding the allocation of certain fees and expenses.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

As a result of the termination of the Definitive Merger Agreement and the termination, pursuant to the terms of the AEJV, of the obligations of the Principals to consummate the transactions contemplated thereunder, as of December 18, 2004, Constellation no longer had a beneficial ownership interest in any shares of Common Stock of the Issuer beneficially owned by either of the other Principals, and expressly disclaims any such interest.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
17	Consent and Waiver, dated as of December 17, 2004, from each of DBR, Constellation, Huneeus and Merger Sub for the benefit of Diageo, Double Wines, Inc. and the Issuer

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2004

CONSTELLATION BRANDS, INC.

By:	/s/ Thomas J. Mullin
Name:	Thomas J. Mullin
Title:	Executive Vice President and General Counsel